

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Todd D. Macko
Chief Financial Officer
DSS, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

> **Re: DSS, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 27, 2024**
> **File No. 001-32146**

Dear Todd D. Macko:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing